UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-37829

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD

(Registrant’s name)

21F, 55 Loushanguan Rd

Changning District Shanghai 200336

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Departure of Director

On January 28, 2026, the majority of directors (the “Directors”) of the board of directors (the “Board”) of Nisun International Enterprise Development Group Co., Ltd (the “Company”)  received letters of resignation from Mr. Liu Xin as a director and Mr. Christian DeAngelis as an independent director and as a member of the compensation committee and the audit committee, effective as of January 28, 2026.

Mr. Liu Xin’s resignation from the Board was in connection with the Board’s ongoing refreshment process and was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies, or practices. Mr. Liu will continue to serve as Co-Chief Executive Officer of the Company.

Mr. Christian DeAngelis’s resignation was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices. The Directors expressed its gratitude for his contributions and dedicated service to the Company.

Name Change and Ticker Symbol Change

The Company will change its English name from “Nisun International Enterprise Development Group Co., Ltd” to “AIOS Tech Inc.” and its Nasdaq ticker symbol from “NISN” to “AIOS” (collectively, the “Corporate Events”). The Company anticipates that the Corporate Events will be effective upon the commencement of trading on the Nasdaq Capital Market on or around February 12, 2026 (U.S. Eastern Time), at which time the Company’s Class A ordinary shares will cease trading under the current ticker symbol “NISN” and will begin trading under the new ticker symbol “AIOS” on the Nasdaq Capital Market. In addition, the Company will remove its Chinese name “宁圣国际企业发展集团有限公司” from its certificate of incorporation. (the “Name Removal”) and to adopt “爱奥斯科技有限公司as the official Chinese translation of its English name. The Corporate Events and Name Removal are part of the Company’s strategic transformation plan.

Exhibits

Exhibit No.	Description
99.1	Press Release - Nisun International Enterprise Development Group Co., Ltd Announces Corporate Name Change and Ticker Symbol Change

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nisun International Enterprise Development Group Co., Ltd

Date: January 29, 2026	By:	/s/ Guo Li
	Name:	Guo Li
	Title:	Co-Chief Executive Officer

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